SUB-ITEM 77K: Changes in registrant's certifying accountant.



Hein & Associates LLP were previously the principal accountants for the Stonebridge Funds. The decision to change accountants was resolved by the board of directors in the meeting on December 13, 1999 and Tait, Weller & Baker were appointed principal accountants. Hein & Associates LLP had served as principal accountants for each of the two years in the period ended October 31, 1999. The audit report of Hein & Associates LLP on the financial statements of the Stonebridge Funds for each of the two years in the period ended October 31, 1999 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of each of the two years in the period ended October 31, 1999 and the subsequent interim period through April 30, 2000, there were no disagreements with Hein & Associates LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

The Registrant represents that it had not consulted with Tait, Weller & Baker at any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed: or the type of audit opinion that might be rendered on the Registrant's financial statements.